     Contact:
     Blue Square-Israel Ltd.
     Elli Levinson-Sela
     General Counsel & Corporate Secretary
     Telephone: 972-3-9282670
     Fax: 972-3-9282498
     Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES IT RECEIVED NOTICE FROM STANDARD & POOR'S
MAALOT REGARDING THE DEBENTURES RATING REPORT

ROSH HAAYIN, Israel, February 9, 2009 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "Blue Square") announced that it has received from Standard & Poor's Maalot notice regarding the AA rating report of the debentures issued by Blue Square on August 2003.

The report is enclosed.
*   *   *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 195  supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.
Forward Looking Statements
The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

      BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒                                                                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                                                    No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

	By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Dated: February 9 , 2009

February 9, 2009
Blue Square Israel LTD

Analyst: Tamar Stein tamars@maalot.co.il

Standard & Poor's Maalot announces that the rating (ilAA) given to bonds (Series A and B) issued by Blue Square Israel ("the company") has been placed on Credit Watch Negative.
This action reflects the possible implications of the planned reorganization for the company and subsidiaries, which may affect the credit rating, as well as the erosion of the company's financial position during 2008.

The company recently announced a comprehensive reorganization, bringing together all its real estate activities under one subsidiary (80%) Blue Square Real Estate Ltd. rated ilAA- by S&P Maalot and the concentration of its retail activities under the fully owned subsidiary Blue Square Assets and Investments Ltd. The non-food activities will be concentrated under the BEE group, with the company above them all, as a holding company. This reorganization may lead to a change in the rating of the bond series.

Standard & Poor's Maalot will examine the erosion of company profits and the worsening of the company's credit ratios that have occurred, inter alia, following the purchase of the BEE group and the dividend payment that increased leverage in 2008.

Standard & Poor's Maalot ratings are based on information received from the Company and from other sources that Standard & Poor's Maalot believes to be reliable Standard & Poor's Maalot ot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor's Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor's Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor's Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons.  The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market.  The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor's Maalot reserves all rights.  This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor's Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

2  מתוך עמוד